767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

March 2, 2017

VIA EDGAR TRANSMISSION

H. Roger Schwall

Assistant Director

Office of Natural Resources

Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Silver Run Acquisition Corporation II

Amendment No. 1 to
Draft Registration Statement on Form S-1

Confidentially Submitted
February 10, 2017

CIK No. 0001690769

Dear Mr. Schwall:

On behalf of our client, Silver Run Acquisition Corporation II, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 24, 2017, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001690769) confidentially submitted with the Commission on February 10, 2017 (the “February 10 Draft”). We are concurrently submitting via EDGAR the Company’s initial filing of the registration statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the February 10 Draft.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement.

General

1.                                      Please include the name(s) of the lead underwriter(s) in your next amendment.  Please note that we will defer our review of any amendment that does not name the lead underwriter(s).

The Company has revised the disclosure on the front and back cover pages of the prospectus and page 144 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 32

The grant of registration rights to our initial stockholders…, page 45

2.                                      Please quantify the number of shares that are subject to the demand registration rights, including those issuable pursuant to the forward purchase agreement.

The Company has revised the disclosure on page 45 of the Registration Statement in response to the Staff’s comment.

Proposed Business, page 81

Limited Ability to Evaluate the Target’s Management Team, page 90

3.                                      We note your disclosure that the future role of members of your management team, if any, in the target business cannot presently be stated with any certainty.  However, we note that the chief executive officer of Silver Run Acquisition Corporation I, Mark Papa, has continued in that role after the initial business combination with its target. Accordingly, please disclose if you expect, or have any intention, that any of your management team, such as your chief executive officer James Hackett, will continue in such roles after you complete any initial business combination.

The Company advises the Staff that no determination has been made at this time regarding the future role of members of the Company’s management team, including Mr. Hackett, in a target business.  The determination will be dependent upon, among other things, the target business, its existing management team and whether all or a portion of them will remain at the post-business combination company, and Mr. Hackett’s or such other member of the Company’s management team’s desire to continue with the post-business combination company.  Accordingly, the Company believes that the disclosure on page 90 remains accurate in its current form.

Management, page 108

4.                                      Please disclose any other directorships held by any of your officers and/or directors or director nominees in another public company.  In this regard,

for example, we note that Jeffrey H. Tepper is a director of Centennial Resource Development Inc.  See Item 401(e)(2) of Regulation S-K.

The Company has revised the disclosure on page 109 in response to the Staff’s comment.

Principal Stockholders, page 117

5.                                      Consistent with Item 403 of Regulation S-K and Exchange Act Rule 13d-3, please identify all persons (both natural persons and entities) who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by Fund VI. In this regard, we note the Form D/A last filed by Riverstone Global Energy and Power Fund VI, L.P. on September 10, 2015, as available on sec.gov, in which certain general partners and senior managing directors are identified as related persons.

The Company advises the Staff that Fund VI will now hold founder shares indirectly though the sponsor. The Company has revised the disclosure on page 117-118 to reflect this change.

Index to Financial Statements, page F-1

General

6.                                      Please provide updated financial statements to comply with the guidance in Rule 8-08 of Regulation S-X.

The Company has updated the financial statements in response to the Staff’s comment.

*        *        *        *        *

Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:                                Ken Ryan

Chief Executive Officer

Silver Run Acquisition Corporation II

Irene Barberena-Meissner

Kevin Dougherty

Securities and Exchange Commission

Douglas E. McWilliams, Esq.

E. Ramey Lane, Esq.

Vinson & Elkins L.L.P.